United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

Dr. August J. Troendle

c/o Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, OH 45227

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58506Q109	13D	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,221,416
	8	SHARED VOTING POWER 9,210,118
	9	SOLE DISPOSITIVE POWER 1,221,416
	10	SHARED DISPOSITIVE POWER 9,210,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 58506Q109	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,210,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,210,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,210,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5735 Medpace Way, Cincinnati, Ohio 45227.

Item 2.	Identity and Background

This statement is being filed by Dr. August J. Troendle, a United States citizen (“Dr. Troendle”), and Medpace Investors, LLC (“MPI” and, together with Dr. Troendle, the “Reporting Persons”). Dr. Troendle is the sole manager of MPI.

The principal business address of each of the Reporting Persons is c/o Medpace Holdings, Inc., 5375 Medpace Way, Cincinnati, OH 45227. Dr. Troendle’s principal occupation is serving as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer (the “Board”). MPI is principally engaged in the investment of securities of the Issuer.

Shares beneficially owned by certain investment funds affiliated with Cinven Capital Management (the “Cinven Entities”) are not the subject of this Schedule 13D and the Cinven Entities are accordingly not included as Reporting Persons. For a description of the relationship between the Cinven Entities and Dr. Troendle, see Item 4 below.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO), Dr. Troendle received 351,851 shares of Common Stock as executive compensation in connection with his position as President, Chief Executive Officer and Chairman of the Board. Also prior to the IPO, pursuant to a contribution and subscription agreement, MPI contributed shares of common stock of a predecessor entity of the Issuer to the Issuer in exchange for shares of Common Stock. Additionally, prior to the IPO, pursuant to a contribution and subscription agreement, members of MPI contributed shares of Common Stock to MPI in exchange for incentive units in MPI.

Additionally, Dr. Troendle used personal funds to purchased 869,565 shares of Common Stock in the IPO at $23.00 per share for an aggregate purchase price of $19,999,995.00.

The Reporting Persons obtained the funds for the purchase of the shares of Common Stock from personal funds and through capital contributions from their members, as applicable.

Item 4.	Purpose of Transaction

Voting Agreement

On August 10, 2016, Fifth Cinven Fund (No. 1) Limited Partnership, Fifth Cinven Fund (No. 2) Limited Partnership, Fifth Cinven Fund (No. 3) Limited Partnership, Fifth Cinven Fund (No. 4) Limited Partnership, Fifth Cinven Fund (No. 5) Limited Partnership, Fifth Cinven Fund (No. 6) Limited Partnership, Fifth Cinven Fund Co-Investment Partnership and Fifth Cinven Fund FCP-SIF (collectively, the “Cinven Stockholders”) and Dr. Troendle entered into a voting agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, for so long as the Cinven Stockholders and Dr. Troendle collectively hold at least 40% of the Issuer’s outstanding shares of capital stock which entitle the holders thereof to vote for the election of the Issuer’s directors (the “Voting Shares”), and provided that Dr. Troendle remains the Chief Executive Officer of the Issuer, the Cinven Stockholders will agree to vote their shares of Common Stock in favor of the election of Dr. Troendle to the Board upon his nomination by the Board. Moreover, Dr. Troendle will agree to vote his shares of Common Stock in favor of the election of the directors affiliated with the Cinven Stockholders upon their nomination by the Board; provided, that in the event that the Cinven Stockholders hold less than (a) 40% but greater than or equal to 25% of the Voting Shares then outstanding, Dr. Troendle shall be required to vote for two directors affiliated with the Cinven Stockholders, after giving effect to the directors then sitting on the Board, (b) 25% but greater than or equal to 10% of the Voting Shares then outstanding, Dr. Troendle shall be required to vote for one director affiliated with the Cinven Stockholders, after giving effect to the directors then sitting on the Board, and (c) 10% of the Voting Shares then outstanding, Dr. Troendle shall not be required to vote for any directors affiliated with the Cinven Stockholders. The beneficial ownership of Dr. Troendle does not include any shares of Common Stock owned by the Cinven Stockholders, and Dr. Troendle disclaims beneficial ownership of the shares owned by the other parties to the Voting Agreement.

Registration Rights Agreement

On August 10, 2016, the Issuer, the Cinven Stockholders and Dr. Troendle entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights, shelf registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Registration Rights Agreement will terminate upon the earlier to occur of: (i) all shares subject to the Registration Rights Agreement being registered pursuant to the terms of the Registration Rights Agreement or (ii) the parties to the Registration Rights Agreement becoming eligible to sell any shares subject to the Registration Rights Agreement pursuant to Rule 144 of the Securities Act of 1933, as amended.

Lock-Up Agreements

Each of the Reporting Persons entered into a letter agreement with the Issuer and the several underwriters for the IPO, on June 24, 2016 (collectively, the “Lock-Up Agreements”). Pursuant to such agreements, the Reporting Persons agreed, without the prior written consent of Jefferies LLC and subject to limited exceptions, not to: (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a put equivalent position or liquidate or decrease any call equivalent position, pledge, hypothecate, grant any security interest in, transfer, or otherwise dispose of, in each case whether effected directly or indirectly, any shares of Common Stock, options or warrants or other rights to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock owned either of record or beneficially; (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; or (iii) publicly announce an intention to do any of the foregoing for a period of 180 days after the date of the prospectus used to sell the shares of Common Stock in the IPO. The Lock-Up Agreements automatically terminate and shall be of no further force or effect following the expiration of the Lock-Up Period.

The foregoing descriptions of the Voting Agreement, Registration Rights Agreement and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons including Dr. Troendle in his positions as President, Chief Executive Officer and Chairman of the Board, may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of August 26, 2016, based on 40,700,854 shares of Common Stock outstanding as of August 16, 2016.

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Dr. August J. Troendle	10,431,534	25.6%	1,221,416	9,210,118	1,221,416	9,210,118
Medpace Investors, LLC	9,210,118	22.6%	0	9,210,118	0	9,210,118

(1)	As discussed in Item 2 above, the Cinven Entities are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Cinven Entities. Additionally, Dr. Troendle’s son purchased 10,000 shares of Common Stock on August 18, 2016, and the Reporting Persons expressly disclaim beneficial ownership of such shares.

MPI is the record holder of 9,210,118 shares of Common Stock and the August J. Troendle Revocable Trust (the “Trust”) is the record holder of 1,221,416 shares of Common Stock. Dr. Troendle is the sole trustee, sole beneficiary and settlor of the Trust. Dr. Troendle is the sole manager of, and has the power to vote and dispose the securities held by, MPI and in such capacity may be deemed to share beneficial ownership of the shares of Common Stock owned by MPI.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described in Item 3, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Voting Agreement, Registration Rights Agreement and the Lock-Up Agreements and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Voting Agreement

3	Registration Rights Agreement

4	Form of Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2016

/s/ Dr. August J. Troendle
Dr. August J. Troendle

Medpace Investors, LLC

/s/ Dr. August J. Troendle
Name:	Dr. August J. Troendle
Title:	Sole Manager